UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2009

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated February 23, 2009.

Exhibit 99.1

GOLAR SIGNS HOA FOR GLADSTONE PROJECT

Golar LNG Ltd (Golar) is pleased to announce the signing of a Heads of Agreement (HOA) with the Australian listed company Liquefied Natural Gas Ltd (LNG Ltd) covering the joint development of a project to produce LNG from Coal Seam Gas (CSG) in Gladstone, Australia. The HOA formalises Golar's participation in the project and defines key commercial terms for both equity participation and the purchase of the LNG from the project on a FOB basis.

The project company Gladstone LNG Pty Ltd (GLNG) is intending to develop a mid-scale (1.5 million tonne per annum) liquefied natural gas plant in the Port of Gladstone, Australia. The plant will purify and liquefy CSG sourced from the Arrow Energy Ltd gas fields, located in Central Queensland, north east Australia. Golar and LNG Ltd have agreed to each take an equity position of 40% in the GLNG joint venture. Arrow Energy has an option to take the final 20% equity in the project. The current estimated development cost for the LNG facility is approximately USD 500 million. The CSG will be delivered by Arrow Energy to the LNG plant boundary at Gladstone. Once the CSG has been processed at the LNG plant, it will be loaded onto LNG Carriers for export markets. First production is currently scheduled for 2012. The project also offers attractive expansion opportunities.

Under the terms of the HOA signed with LNG Ltd, Golar has agreed to purchase the full LNG output from the project on an FOB basis. In parallel to the negotiations with LNG Ltd with respect to the purchase of the LNG, Golar has progressed discussions to sell its offtake on a delivered, long term basis to a credit worthy LNG buyer. Delivery of the LNG will utilise up to two of Golar's existing LNG Carriers. Golar anticipates that, in addition to financing to be raised at the project level, it will also be able to raise financing in connection with the offtake arrangements and thereby limit the requirement for new equity that may be required by Golar LNG.

Gary Smith, Golar Management's CEO commented that "Golar is delighted to have reached this very important milestone in the development of the GLNG project. The signing of the HOA today is a vital part of delivering on our strategy of building a "midstream" LNG position for the company which covers liquefaction, shipping and regasification. Gladstone has in recent months been a hot spot for the LNG industry and Golar is proud to have secured this early position along with LNG Ltd. The Gladstone project has the potential to materially enhance the earning capacity and profile of the company."

Maurice Brand, LNG Limited's Managing Director, said "the selection of Golar LNG follows a comprehensive tender selection and negotiation process, which included several very competitive off take and equity proposals. However, the benefits of the Golar LNG proposal were compelling and the Company's Directors considered that, in these challenging financial times, the Golar LNG proposal package would deliver the best outcome for the Company and materially assist with first LNG delivery in late 2012".

Golar LNG Limited
February 19, 2008
Hamilton, Bermuda.

Questions should be directed to:

Golar Management Ltd - +44 207 063 7900:
Gary Smith: Chief Executive
Officer Graham Robjohns: Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: February 23, 2009	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer